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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                            RALLY'S HAMBURGERS, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.10 per share
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                          Title of Class of Securities


                                  751203-10-0
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                                 (CUSIP Number)


                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                            Irvine, California 92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               SEPTEMBER 26, 1996
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            (Date of Event Which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [X].





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                                 SCHEDULE 13D/A

CUSIP NO.: 374503 1 10 0

(1)      NAME OF REPORTING PERSON:

         Fidelity National Financial, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         IRS No. 86-0498599

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)     [ ]
         (b)     [x]

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER:   3,464,922   (1) (2)

(8)      SHARED VOTING POWER:     0

(9)      SOLE DISPOSITIVE POWER:  3,464,922  (1) (2)

(10)     SHARED DISPOSITIVE POWER:           0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 3,464,922  (1) (2)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES: [X]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9

(14)     TYPE OF REPORTING PERSON:         CO

_________________________

(1) Mr. William P. Foley, II, owns 20.6% as of September 30, 1996 of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity. Mr. Foley disclaims beneficial ownership of any of the shares of Common Stock held by Fidelity.

(2) Includes shares of Common Stock issuable upon exercise of (i) 1,175,214 currently exercisable options and (ii) 1,175,214 options granted to CKE Restaurants, Inc., an entity that may be deemed to be an affiliate of Fidelity, which options may be exercised by Fidelity under certain circumstances. See Item 5 of this Amendment to Schedule 13D.

(3) Based upon 20,509,674 shares of Common Stock outstanding as of September 26, 1996.





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ITEM 1.  SECURITY AND ISSUER.

         This Amendment Number 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on May 3, 1996, as heretofore amended (the "Schedule 13D") with respect to the common stock, par value $0.10 per share (the "Common Stock") of Rally's Hamburgers, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 10002 Shelbyville Road, Suite 150, Louisville, Kentucky 40223.

Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended to add the following:

         In addition to the 3,118,235 shares of Common Stock reported on
Schedule 13D, on May 3, 1996, Fidelity acquired 346,687 Units, each consisting of one share of common stock and one warrant. The Units were $2.25 each totaling $780,045.75 as an aggregate purchase price, which purchase price was
funded from Fidelity's general working capital funds.   (See Item 4 of this
Amendment Number 1 to Schedule 13D.) Fidelity currently holds 1,175,214 currently exercisable options and CKE holds 1,175,214 currently exercisable
options.   CKE's options may be exercised by Fidelity under certain
circumstances.

         Of the 3,464,922 shares of Common Stock to which this Statement relates (a) 767,807 were purchased by Fidelity on May 3, 1996, for an aggregate purchase price of $638,172.38, which purchase price was funded from general working capital funds, (b) 1,175,214 are the subject of currently exercisable
options granted to Fidelity,   (c) 1,175,214 are the subject of currently
exercisable options granted to CKE, which may be exercised by Fidelity under certain circumstances and (d) 346,687 shares were acquired by Fidelity on September 26, 1996 due to its exercise of rights under the Company's Rights Offering. No brokerage commissions were paid in connection with these purchases.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended to add a paragraph as follows:

         The Company distributed to holders of record of shares of its Common Stock, par value $.10 per share, as of the close of business on July 31, 1996 (the "Record Date"), transferable subscription rights (the "Rights") to purchase Units ("Units") consisting of one share of Common Stock and one Warrant to purchase an additional share of Common Stock (the "Warrants") (the "Rights Offering"). Fidelity was a holder on the Record Date. On September 26, 1996, Fidelity exercised its rights to purchase 346,687 Units consisting of one share of Common Stock and one Warrant to purchase an additional share of Common Stock pursuant to the Rights Offering by the Company. The Company distributed one Right for each share of Common Stock held on the Record Date. For each 3.25 Rights held, a holder had the right to purchase one Unit for $2.25 per Unit.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Section (a) of Item 5 of the Schedule 13D is hereby amended as follows:

         (a) As of the close of business September 26, 1996, Fidelity is the beneficial owner of 3,464,922 shares of Common Stock including 1,114,494 shares which are owned directly by Fidelity, 1,175,214 shares which are the subject of currently exercisable options granted to Fidelity and 1,175,214 shares which are the subject of currently exercisable options granted to CKE, (which options may be exercised by Fidelity under certain circumstances), which constitute in the aggregate 16.9% of the outstanding shares of Common Stock (based on 20,509,674 shares of Common Stock outstanding as of September 26, 1996). Fidelity disclaims beneficial ownership of any of the shares of Common Stock owned by CKE.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         October 16, 1996                FIDELITY NATIONAL FINANCIAL, INC.



                                         By: /s/  M'LISS JONES KANE
                                             ---------------------------------
                                                  M'Liss Jones Kane
                                                  Senior Vice President,
                                                  General Counsel and
                                                  Corporate Secretary





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